UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2019

July 31, 2019

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Kanetsugu Mike, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 3240-3110 (Until August 23, 2019) / TEL (03) 5218-8890 (From August 26, 2019)
Quarterly securities report issuing date:	August 14, 2019
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2019

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2019	1,803,433	9.9	453,499	8.0	391,067	24.1
June 30, 2018	1,641,660	8.9	419,814	5.6	315,000	9.0

(*)	Comprehensive income

                         June 30, 2019: 510,185 million yen,         -    % ;                     June 30, 2018: (31,018) million yen,         -    %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2019	30.26	30.21
June 30, 2018	23.99	23.90

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2019	312,755,325	17,665,256	5.3
March 31, 2019	311,138,903	17,261,677	5.2

(Reference) Shareholders’ equity as of     June 30, 2019: 16,516,173 million yen;     March 31, 2019: 16,179,276 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2019	—	11.00	—	11.00	22.00
ending March 31, 2020	—
ending March 31, 2020 (Forecast)		12.50	—	12.50	25.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2020 (Consolidated)

MUFG has the target of 900.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2020.

(There is no change to our earnings target released on May 15, 2019.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2019	13,667,770,520 shares
	March 31, 2019	13,667,770,520 shares
(B) Treasury stocks:	June 30, 2019	745,238,012 shares
	March 31, 2019	745,316,531 shares
(C) Average outstanding stocks:	Three months ended June 30, 2019	12,922,469,920 shares
	Three months ended June 30, 2018	13,132,250,686 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’Equity	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2019”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of June 30, 2019
Assets:
Cash and due from banks	74,206,895	73,995,416
Call loans and bills bought	451,668	662,103
Receivables under resale agreements	10,868,179	12,522,674
Receivables under securities borrowing transactions	2,739,363	2,326,191
Monetary claims bought	7,254,708	6,991,834
Trading assets	16,126,188	19,011,339
Money held in trust	912,961	901,063
Securities	64,262,463	61,519,911
Loans and bills discounted	107,412,468	107,653,312
Foreign exchanges	2,134,807	2,289,460
Other assets	12,838,412	12,759,649
Tangible fixed assets	1,335,972	1,368,364
Intangible fixed assets	1,136,530	1,523,045
Net defined benefit assets	824,007	854,388
Deferred tax assets	104,451	104,967
Customers’ liabilities for acceptances and guarantees	9,241,062	8,923,661
Allowance for credit losses	(711,236)	(652,058)

Total assets	311,138,903	312,755,325

Liabilities:
Deposits	180,171,279	180,957,299
Negotiable certificates of deposit	9,413,420	8,683,272
Call money and bills sold	2,465,093	3,469,790
Payables under repurchase agreements	25,112,121	25,244,719
Payables under securities lending transactions	903,219	830,167
Commercial papers	2,316,338	2,946,415
Trading liabilities	11,624,122	12,729,325
Borrowed money	16,268,170	15,397,633
Foreign exchanges	2,271,145	2,322,932
Short-term bonds payable	793,999	677,999
Bonds payable	12,179,680	12,158,189
Due to trust accounts	10,282,227	8,923,727
Other liabilities	9,452,717	10,474,477
Reserve for bonuses	79,236	32,005
Reserve for bonuses to directors	689	860
Reserve for stocks payment	10,814	12,071
Net defined benefit liabilities	59,540	76,644
Reserve for retirement benefits to directors	1,058	829
Reserve for loyalty award credits	17,606	18,833
Reserve for contingent losses	265,707	205,865
Reserves under special laws	4,263	4,262
Deferred tax liabilities	829,418	885,143
Deferred tax liabilities for land revaluation	114,292	113,939
Acceptances and guarantees	9,241,062	8,923,661

Total liabilities	293,877,225	295,090,068

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of June 30, 2019
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,034,641	1,030,777
Retained earnings	10,640,655	10,892,842
Treasury stock	(516,649)	(516,599)

Total shareholders’ equity	13,300,160	13,548,533

Net unrealized gains (losses) on available-for-sale securities	2,249,231	2,323,476
Net deferred gains (losses) on hedging instruments	122,516	172,543
Land revaluation excess	167,681	167,030
Foreign currency translation adjustments	339,713	328,494
Remeasurements of defined benefit plans	(4,729)	(12,527)
Debt value adjustments of foreign subsidiaries and affiliates	4,702	(11,376)

Total accumulated other comprehensive income	2,879,115	2,967,640

Subscription rights to shares	217	86
Non-controlling interests	1,082,184	1,148,996

Total net assets	17,261,677	17,665,256

Total liabilities and net assets	311,138,903	312,755,325

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Ordinary income	1,641,660	1,803,433
Interest income	871,720	976,834
Interest on loans and bills discounted	558,127	597,670
Interest and dividends on securities	164,431	159,904
Trust fees	30,839	31,378
Fees and commissions	368,218	361,812
Trading income	53,712	61,458
Other operating income	101,352	146,554
Other ordinary income	215,817	225,395
Ordinary expenses	1,221,845	1,349,933
Interest expenses	391,225	532,575
Interest on deposits	127,564	175,927
Fees and commissions	55,659	57,917
Trading expenses	268	—
Other operating expenses	35,779	29,185
General and administrative expenses	670,019	667,701
Other ordinary expenses	68,894	62,553

Ordinary profits	419,814	453,499

Extraordinary gains	7,625	34,278
Gains on disposition of fixed assets	7,571	1,921
Reversal of reserve for contingent liabilities from financial instruments transactions	53	1
Gains on sales of shares of subsidiaries	—	30,249
Gains on step acquisitions	—	2,105
Extraordinary losses	21,711	26,694
Losses on disposition of fixed assets	1,508	1,567
Losses on impairment of fixed assets	4,362	2,536
Losses on change in equity	15,223	21,311
Losses on sales of shares of affiliates	616	1,279

Profits before income taxes	405,728	461,083

Income taxes-current	52,521	56,635
Income taxes-deferred	12,850	(11,140)

Total taxes	65,372	45,494

Profits	340,355	415,588

Profits attributable to non-controlling interests	25,355	24,521

Profits attributable to owners of parent	315,000	391,067

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income
(in millions of yen)	For the three months ended June 30, 2018	For the three months ended June 30, 2019
Profits	340,355	415,588
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(83,283)	61,211
Net deferred gains (losses) on hedging instruments	(28,422)	50,922
Land revaluation excess	—	36
Foreign currency translation adjustments	(125,714)	(13,943)
Remeasurements of defined benefit plans	9,635	(7,819)
Share of other comprehensive income of associates accounted for using equity method	(143,589)	4,190

Total other comprehensive income	(371,374)	94,596

Comprehensive income	(31,018)	510,185

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(51,689)	480,340
Comprehensive income attributable to non-controlling interests	20,671	29,845

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

      None.

(4) Notes for Material Changes in Shareholders’ Equity

      None.

6

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2019

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Non-consolidated ][ TB Non-consolidated ]	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	10

6. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank. Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2019 (A)	June 30, 2018 (B)
Gross profits	958,404	942,959	15,444
Gross profits before credit costs for trust accounts	958,404	942,959	15,444
Net interest income	444,303	480,543	(36,240)
Trust fees	31,378	30,839	539
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	303,895	312,559	(8,663)
Net trading profits	61,458	53,444	8,013
Net other operating profits	117,368	65,573	51,795
Net gains (losses) on debt securities	85,205	22,539	62,666
General and administrative expenses	670,067	656,587	13,479
Amortization of goodwill	4,495	4,261	233
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	292,831	290,633	2,198
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	288,336	286,371	1,965
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	288,336	286,371	1,965
Net non-recurring gains (losses)	165,162	133,443	31,719
Credit costs (3)	(25,857)	(27,192)	1,334
Losses on loan write-offs	(26,207)	(27,201)	994
Provision for specific allowance for credit losses	—	—	—
Other credit costs	349	9	340
Reversal of allowance for credit losses (4)	39,366	17,562	21,803
Reversal of reserve for contingent losses included in credit costs (5)	4,225	18,737	(14,512)
Gains on loans written-off (6)	16,394	15,451	942
Net gains (losses) on equity securities	23,928	62,395	(38,467)
Gains on sales of equity securities	36,872	67,314	(30,442)
Losses on sales of equity securities	(8,788)	(3,197)	(5,591)
Losses on write-down of equity securities	(4,155)	(1,721)	(2,433)
Equity in earnings of equity method investees	79,299	84,488	(5,188)
Other non-recurring gains (losses)	27,805	(38,000)	65,806

Ordinary profits	453,499	419,814	33,684

Net extraordinary gains (losses)	7,584	(14,086)	21,670
Losses on change in equity	(21,311)	(15,223)	(6,087)
Gains on sales of shares of subsidiaries	30,249	—	30,249
Profits before income taxes	461,083	405,728	55,355
Income taxes-current	56,635	52,521	4,113
Income taxes-deferred	(11,140)	12,850	(23,991)
Total taxes	45,494	65,372	(19,878)
Profits	415,588	340,355	75,233
Profits attributable to non-controlling interests	24,521	25,355	(834)

Profits attributable to owners of parent	391,067	315,000	76,067

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	34,128	24,560	9,568

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2019 (A)	June 30, 2018 (B)
Gross profits	510,772	499,659	11,113
Gross profits before credit costs for trust accounts	510,772	499,659	11,113
Net interest income	246,885	281,178	(34,292)
Trust fees	24,780	24,532	248
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	116,003	121,370	(5,366)
Net trading profits	16,656	9,816	6,839
Net other operating profits	106,446	62,761	43,684
Net gains (losses) on debt securities	84,752	23,874	60,878
General and administrative expenses	336,876	331,552	5,324
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	173,895	168,106	5,788
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	173,895	168,106	5,788
Net non-recurring gains (losses)	131,715	89,806	41,908
Credit costs (3)	(1,589)	(3,498)	1,909
Losses on loan write-offs	(2,079)	(3,457)	1,378
Provision for specific allowance for credit losses	—	—	—
Other credit costs	489	(41)	530
Reversal of allowance for credit losses (4)	65,411	29,001	36,409
Reversal of reserve for contingent losses included in credit costs (5)	1,935	18,695	(16,760)
Gains on loans written-off (6)	3,630	3,968	(338)
Net gains (losses) on equity securities	30,579	59,905	(29,325)
Gains on sales of equity securities	43,623	65,778	(22,155)
Losses on sales of equity securities	(8,914)	(3,281)	(5,633)
Losses on write-down of equity securities	(4,129)	(2,592)	(1,536)
Other non-recurring gains (losses)	31,747	(18,266)	50,014

Ordinary profits	305,610	257,912	47,697

Net extraordinary gains (losses)	(1,372)	10,302	(11,674)
Income before income taxes	304,238	268,215	36,022
Income taxes-current	28,492	36,348	(7,855)
Income taxes-deferred	44,601	10,493	34,107
Total taxes	73,093	46,841	26,251

Net income	231,145	221,373	9,771

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	69,387	48,167	21,219

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2019 (A)	June 30, 2018 (B)
Gross profits	424,277	402,576	21,700
Net interest income	214,230	230,290	(16,059)
Net fees and commissions	96,175	100,747	(4,571)
Net trading profits	11,578	3,292	8,286
Net other operating profits	102,291	68,246	34,045
Net gains (losses) on debt securities	75,230	23,100	52,129
General and administrative expenses	289,204	284,921	4,282
Amortization of goodwill	87	88	(1)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	135,159	117,743	17,416
Net operating profits before provision for general allowance for credit losses	135,072	117,654	17,417
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	135,072	117,654	17,417
Net non-recurring gains (losses)	133,413	92,069	41,344
Credit costs (2)	(1,581)	(3,324)	1,743
Reversal of allowance for credit losses (3)	65,357	27,284	38,073
Reversal of reserve for contingent losses included in credit costs (4)	1,911	18,695	(16,784)
Gains on loans written-off (5)	3,629	3,964	(334)
Net gains (losses) on equity securities	30,936	58,698	(27,761)
Gains on sales of equity securities	36,694	64,013	(27,318)
Losses on sales of equity securities	(2,240)	(2,784)	544
Losses on write-down of equity securities	(3,517)	(2,530)	(987)
Other non-recurring gains (losses)	33,158	(13,249)	46,407

Ordinary profits	268,485	209,723	58,762

Net extraordinary gains (losses)	(1,665)	(5,121)	3,456
Income before income taxes	266,820	204,602	62,218
Income taxes-current	29,247	37,691	(8,443)
Income taxes-deferred	38,378	(6,128)	44,506
Total taxes	67,625	31,562	36,062

Net income	199,195	173,039	26,155

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	69,318	46,620	22,698
Provision for general allowance for credit losses	(1,105)	5,860	(6,966)
Provision for special allowance for credit losses	66,425	21,503	44,921
Allowance for credit to specific foreign borrowers	37	(80)	118
Losses on loans write-off	(2,070)	(3,457)	1,386
Provision for contingent losses included in credit costs	1,911	18,695	(16,784)
Gains on loans written-off	3,629	3,964	(334)
Losses on sales of other loans, etc.	489	132	356

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2019 (A)	June 30, 2018 (B)
Gross profits	86,495	97,082	(10,587)
Gross profits before credit costs for trust accounts	86,495	97,082	(10,587)
Trust fees	24,780	24,532	248
Credit costs for trust accounts (1)	—	—	—
Net interest income	32,655	50,887	(18,232)
Net fees and commissions	19,827	20,622	(795)
Net trading profits	5,077	6,524	(1,447)
Net other operating profits	4,154	(5,484)	9,639
Net gains (losses) on debt securities	9,522	774	8,748
General and administrative expenses	47,672	46,630	1,041
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	38,822	50,451	(11,628)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	38,822	50,451	(11,628)
Net non-recurring gains (losses)	(1,698)	(2,262)	564
Credit costs (3)	(8)	(173)	165
Reversal of allowance for credit losses (4)	53	1,717	(1,663)
Reversal of reserve for contingent losses included in credit costs (5)	23	—	23
Gains on loans written-off (6)	0	4	(3)
Net gains (losses) on equity securities	(356)	1,206	(1,563)
Gains on sales of equity securities	6,929	1,765	5,163
Losses on sales of equity securities	(6,674)	(496)	(6,177)
Losses on write-down of equity securities	(611)	(62)	(549)
Other non-recurring gains (losses)	(1,410)	(5,017)	3,606

Ordinary profits	37,124	48,189	(11,064)

Net extraordinary gains (losses)	292	15,423	(15,130)
Income before income taxes	37,417	63,612	(26,195)
Income taxes-current	(755)	(1,343)	587
Income taxes-deferred	6,223	16,622	(10,399)
Total taxes	5,467	15,278	(9,811)

Net income	31,949	48,333	(16,384)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	69	1,547	(1,478)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	52	1,704	(1,651)
Provision for special allowance for credit losses	1	12	(11)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(8)	—	(8)
Provision for contingent losses included in credit costs	23	(173)	197
Gains on loans written-off	0	4	(3)
Losses on sales of other loans, etc.	—	—	—

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BK and TB Combined including Trust Account

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	94,447	106,612
Doubtful	279,898	351,417
Special Attention	175,416	181,216
Non Performing Loans	549,763	639,246
Total loans	100,552,228	102,088,618
Non Performing Loans / Total loans	0.54%	0.62%
BK Non-consolidated
	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	93,769	106,026
Doubtful	276,681	348,192
Special Attention	173,182	178,838
Non Performing Loans	543,633	633,058
Total loans	95,597,046	97,347,444
Non Performing Loans / Total loans	0.56%	0.65%
TB Non-consolidated
	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	678	585
Doubtful	3,212	3,219
Special Attention	2,116	2,258
Non Performing Loans	6,006	6,063
Total loans	4,941,596	4,727,090
Non Performing Loans / Total loans	0.12%	0.12%
TB Non-consolidated: Trust Account
	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Bankrupt or De facto Bankrupt	0	0
Doubtful	4	4
Special Attention	118	119
Non Performing Loans	122	124
Total loans	13,585	14,083
Non Performing Loans / Total loans	0.90%	0.88%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	4,346,104	21,278	4,448,167	11,047

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	58,137,744	3,405,231	60,578,654	3,335,691
Domestic equity securities	4,752,269	2,588,772	4,953,392	2,764,362
Domestic bonds	25,992,607	377,553	27,261,206	357,491
Other	27,392,867	438,905	28,364,055	213,838
Foreign equity securities	116,675	50,595	114,879	52,586
Foreign bonds	20,508,695	391,250	21,532,914	173,648
Other	6,767,497	(2,941)	6,716,261	(12,396)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,129,430	34,374	2,149,931	33,864
Stocks of subsidiaries and affiliates	1,605,209	(352,653)	1,187,700	(19,953)

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	41,736,439	2,496,370	43,913,005	2,553,484
Domestic equity securities	3,871,562	2,020,821	4,032,799	2,162,644
Domestic bonds	23,627,850	331,256	24,613,103	319,638
Other	14,237,026	144,291	15,267,102	71,201
Foreign equity securities	91,824	44,326	95,816	45,829
Foreign bonds	10,561,694	177,513	11,332,011	108,606
Other	3,583,507	(77,549)	3,839,275	(83,235)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	922,501	(4,069)	942,676	(2,360)
Stocks of subsidiaries and affiliates	54,901	(1,431)	54,072	(9)

	(in millions of yen)
	As of June 30, 2019		As of March 31, 2019
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	11,829,026	823,055	12,521,803	752,676
Domestic equity securities	919,476	502,003	971,597	545,080
Domestic bonds	2,476,519	45,429	2,759,889	36,881
Other	8,433,031	275,622	8,790,317	170,714
Foreign equity securities	92	53	92	53
Foreign bonds	6,458,159	204,360	7,065,334	103,400
Other	1,974,779	71,207	1,724,890	67,260

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2019	For the three months ended June 30, 2018
ROE	11.36	9.46

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2019	For the three months ended June 30, 2018
Average interest rate on loans and bills discounted	0.75	0.78
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.74	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.80	0.83
Interest rate spread	0.79	0.82

BK Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2019	For the three months ended June 30, 2018
Average interest rate on loans and bills discounted	0.78	0.81
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.77	0.81

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.80	0.85
Interest rate spread	0.80	0.84

TB Non-consolidated

(Domestic business segment)	(percentage per annum)
	For the three months ended June 30, 2019	For the three months ended June 30, 2018
Average interest rate on loans and bills discounted	0.35	0.40
Average interest rate on deposits and NCD	0.03	0.05
Interest rate spread	0.31	0.35

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.66	0.58
Interest rate spread	0.62	0.53

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Deposits (ending balance)	162,874,100	165,870,252
Deposits (average balance)	165,501,990	164,655,565
Loans (ending balance)	91,305,195	92,521,663
Loans (average balance)	92,967,236	94,785,607

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	139,760,868	142,049,459
Individuals	78,045,400	77,010,942

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Deposits (ending balance)	150,971,700	152,870,674
Deposits (average balance)	153,456,488	150,722,326
Loans (ending balance)	86,769,268	87,877,986
Loans (average balance)	88,335,508	89,463,553

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	129,378,872	130,623,932
Individuals	70,875,705	69,773,375

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Deposits (ending balance)	11,902,400	12,999,578
Deposits (average balance)	12,045,502	13,933,238
Loans (ending balance)	4,535,926	4,643,676
Loans (average balance)	4,631,728	5,322,053

	(in millions of yen)
	As of June 30, 2019	As of March 31, 2019
Domestic deposits (ending balance)*	10,381,995	11,425,527
Individuals	7,169,695	7,237,567

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2019	As of June 30, 2019
Assets:
Loans and bills discounted	360,708	352,259
Securities	58,002,805	56,221,299
Beneficiary rights to the trust	79,369,495	81,374,599
Securities held in custody accounts	3,367,036	3,814,088
Monetary claims	18,475,973	18,773,223
Tangible fixed assets	14,466,100	14,762,046
Intangible fixed assets	134,221	134,449
Other claims	3,414,876	3,488,736
Call loans	1,062,298	1,044,916
Due from banking account	9,531,008	8,061,396
Cash and due from banks	5,860,812	4,771,534

Total	194,045,337	192,798,550

Liabilities:
Money trusts	25,237,376	24,151,127
Pension trusts	11,957,774	11,603,893
Property formation benefit trusts	7,528	7,316
Investment trusts	84,634,927	85,071,401
Money entrusted other than money trusts	4,088,974	4,193,633
Securities trusts	5,528,493	6,103,935
Monetary claim trusts	17,364,307	17,593,988
Equipment trusts	80,967	85,699
Land and fixtures trusts	43,889	43,832
Composite trusts	45,101,098	43,943,719

Total	194,045,337	192,798,550

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,504 millions of yen as of March 31, 2019 and 26,623 millions of yen as of June 30, 2019, respectively.